UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Pavilion East, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Notice of Litigation Filed by Amiens Technology Investments LLC and Acceleration Notice

On August 14, 2026, Amiens Technology Investments LLC (“Amiens”) filed a complaint against Nvni Group Limited (the “Company”) in the Supreme Court of the State of New York, New York County, arising out of certain outstanding notes (each a “Note” and collectively, the “Notes”) and related financing and security arrangements between the parties.

The complaint alleges, among other things, that the Company failed to make certain required principal and interest payments under the applicable notes, including a $5.662 million exchange note and a $2.865 million note issued in December 2025. The complaint further alleges that the Company failed to deliver and perfect certain security interests and guarantees contemplated by the parties, including security over assets and equity interests relating to certain of the Company’s Brazilian operating subsidiaries.

The complaint seeks, among other relief, monetary damages for alleged breaches of the applicable financing documents, specific performance requiring the Company to deliver certain security and collateral documents, and temporary and preliminary injunctive relief intended to preserve the status quo and restrict certain actions that Amiens alleges could impair the asserted collateral pending resolution of the proceeding.

The Company is reviewing the complaint with its legal advisors and intends to respond to the claims through the appropriate legal process. The Company disputes certain allegations and characterizations contained in the complaint and intends to protect its rights and interests. The Company continues to evaluate its legal and strategic alternatives in connection with the matters raised in the complaint and its broader corporate and capital restructuring initiatives.

In addition, on August 15, 2026, the Company received from Amiens a notice of events of default and acceleration and demand for payment (the “Acceleration Notice”). The Acceleration Notice provides that, pursuant to section 8(b)(1) of each Note, Amiens has elected to accelerate the Notes and declare immediately due and payable in cash $12,102,225.02 as the aggregate Event of Default Redemption Amount under the Notes, plus default interest accruing at a rate of 18% per annum, together with fees, indemnities and costs of collection.

The Company is reviewing the Acceleration Notice and the assertions contained therein with its legal advisors and reserves all rights and defenses available to it under the applicable transaction documents and at law or in equity.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: August 18, 2026	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

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